Exhibit 23.1
[PKF Letterhead]
Consent of Independent Certified Public Accountants
The Board of Directors of Magzone Asia Pte. Ltd.
We consent to the inclusion in Form 8-K of Sun New Media Inc. dated July 21, 2006 in relation to financial statements and exhibits of our report dated June 9, 2006 relating to the consolidated balance sheets of Magzone Asia Pte. Ltd. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from August 25, 2003 (date of incorporation) to December 31, 2004 and for the year ended December 31, 2005.

/s/ PKF
PKF
Certified Public Accountants Hong Kong
July 21, 2006
[PKF Letterhead Footer]